12012230

KW 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Street Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State Street Financial Center, One Lincoln Street
(No. and Street)

Boston	MA	02111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Helfrich (617) 664-3714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/15

OATH OR AFFIRMATION

I, Nicholas J. Bonn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Global Markets, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M. LUTI
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Comm. Expires Oct. 1, 2015

State of Massachusetts
County of Suffolk

Donna M. Luti
Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)
December 31, 2011
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm........1
Statement of Financial Condition........2
Notes to Statement of Financial Condition........3

Ernst & Young
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
State Street Global Markets, LLC

We have audited the accompanying statement of financial condition of State Street Global Markets, LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of State Street Global Markets, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Statement of Financial Condition

December 31, 2011

Assets	
Cash and cash equivalents	$ 245,114,448
Cash and cash equivalents segregated in compliance with federal regulations	251,878,062
Securities segregated in compliance with federal regulations	19,999,159
Deposits with clearing organizations	37,233,360
Receivable from broker-dealers and clearing organizations	39,667,139
Receivable from customers	873,789
Securities owned, at fair value	2,592
Exchange memberships	4,217,300
Goodwill	75,144,952
Other intangible assets, net of accumulated amortization of $10,439,538	13,410,462
Other assets	12,114,002
Total assets	$ 699 ,655,265
Liabilities and member's equity	
Liabilities:	
Payable to broker-dealers and clearing organizations	$ 5,361,712
Payable to customers	39,526,006
Securities sold, not yet purchased, at fair value	481,167
Payable to affiliates	38,628,338
Accrued tax liability	9,000,660
Deferred tax liability	29,890,566
Accrued marketing expense	1,443,517
Accrued expenses and other liabilities	4,419,739
Total liabilities	128,751,705
Commitments, contingencies, and guarantees:	
Subordinated liabilities	125,000,000
Member's equity	445,903,560
Total liabilities and member's equity	$ 699 ,655,265

The accompanying notes are an integral part of this statement of financial condition.

State Street Global Markets, LLC
(a wholly-owned subsidiary of State Street Corporation)

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Description of Business

State Street Global Markets, LLC (the Company), a Delaware single-member limited liability company, is a wholly-owned subsidiary of State Street Corporation (the Parent). The Parent's liability is limited to the amount of its equity, as shown on the Statement of Financial Condition, in the Company. The Company was incorporated on April 21, 1999, and its existence has been deemed perpetual. The Company is a U.S. Securities and Exchange Commission (SEC) registered clearing broker-dealer, and a Commodity Futures Trading Commission (CFTC) designated Futures Commission Merchant (FCM). The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), and the New York Stock Exchange (NYSE). The Company is engaged as a securities broker-dealer that comprises several classes of services, including principal transactions, agency transactions, and mutual fund distribution, as well as the execution and clearance of exchange traded futures and options on futures contracts. The Company does not extend credit to customers in the form of margin accounts.

2. Significant Accounting Policies

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Significant accounting policies are as follows:

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

Events occurring subsequent to the date of the Statement of Financial Condition were evaluated through February 27, 2012.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business. These investments include demand deposits and money market securities.

Cash and Cash Equivalents Segregated in Compliance with Federal Regulations

Cash and cash equivalents segregated in compliance with federal regulations consists of cash and cash equivalents deposited in special bank accounts for the exclusive benefit of customers under Section 4d(a)(2) of the Commodity Exchange Act and Regulation 30.7 of the CFTC. Funds are also invested in money market mutual funds in the IEF2 Program offered by the Chicago Mercantile Exchange. Funds invested in the IEF2 Program can be used to meet performance bond requirements at the Chicago Mercantile Exchange.

Securities Segregated in Compliance with Federal Regulations

Securities segregated in compliance with federal regulations consist of U.S. Treasury bills deposited in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. These securities are carried at fair value.

Deposits with Clearing Organizations

Cash and securities are kept on deposit with various clearing organizations, and represent the minimum balance required to be maintained in order to utilize various clearing brokers. These balances are subject to withdrawal restrictions such that the Company would be prohibited from doing business with the clearing brokers if the minimum cash or security balance on deposit is not maintained.

Fair Value of Financial Instruments

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and are reported at fair value.

2. Significant Accounting Policies (continued)

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealers and clearing organizations includes amounts receivable for fails to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to deliver. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The initial collateral advanced has a fair value equal to or greater than the fair value of the securities borrowed. The Company monitors the fair value of the securities borrowed on a regular basis, and adjusts the collateral as appropriate.

Payable to broker-dealers and clearing organizations include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Receivable from and Payable to Customers

Receivable from customers consists of amounts owed by customers which are collateralized by securities owned by the customer and commissions earned.

Payable to customers consists of amounts owed to customers pending receipt of securities and payables arising from the Company's commission recapture business.

Goodwill and Other Intangible Assets

Goodwill represents the cost of an acquisition over the fair value of net tangible and other intangible assets acquired. Other intangible assets represent purchased assets that can be distinguished from goodwill because of contractual rights, or because the asset is capable of being exchanged on its own or in combination with a related contract, asset, or liability.

Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis, or more frequently when circumstances indicate impairment could exist. Impairment of goodwill is deemed to exist if the carrying value of a reporting unit, including its allocation of goodwill and other intangible assets, exceeds its estimated fair value.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets (continued)

Finite-lived identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from twelve to twenty years from the date of original acquisition. Identifiable intangible assets are also reviewed for impairment at least annually, or more frequently when circumstances indicate impairment could exist. Impairment is deemed to exist if the balance of the identifiable intangible asset is determined not to be recoverable. Identifiable intangible assets are reflected in the Statement of Financial Condition at cost less accumulated amortization.

Exchange Memberships

Exchange memberships represent ownership interests in domestic exchanges, and provide the Company with the right to conduct business on those exchanges. These assets are recorded at cost, and are periodically assessed for potential other-than-temporary impairment. At December 31, 2011, the fair value of the exchange memberships was approximately $3.2 million. Based on the Company's evaluation of projected cash flows of the Company's FCM business in compliance with GAAP, the decline in fair value was determined to be temporary. Accordingly, the investment is not deemed impaired as of December 31, 2011.

Securities Sold, Not Yet Purchased, at Fair Value

Securities sold, not yet purchased, at fair value represents obligations of the Company to deliver specified securities at contracted prices, and thereby creates a liability to purchase the security in the market at prevailing prices.

Securities Transactions

Securities transactions are recorded on a trade date basis.

2. Significant Accounting Policies (continued)

Commission Recapture Program

The Company allows institutional customers to allocate a portion of their gross commissions to commission recapture payments to be paid to plan sponsors, and other payments as directed by the customer. The amounts allocated for those purposes are commonly referred to as commission recapture arrangements. Commission recapture payable is included in accrued expenses and other liabilities on the Statement of Financial Condition.

Income Taxes

The Company is a single-member limited liability company for federal, state, and local corporate income tax purposes and, accordingly, was not subject to federal, state, and local corporate income taxes.

The Parent allocates income tax expense to the Company as if the Company filed a separate tax return, and the Company reimburses the Parent for the expense recognized. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with relevant guidance and its intercompany tax sharing agreement.

3. Securities Owned and Sold, Not Yet Purchased

At December 31, 2011, securities owned and sold, not yet purchased, at fair value were as follows:

	Owned	Sold, Not Yet Purchased
Equities	$ 2,592	$ 481,167
Total	$ 2,592	$ 481,167

4. Income Taxes

As of December 31, 2011 the Company has a net deferred tax liability of $29,890,566. Of the net deferred tax liability, the Company had a deferred tax liability related to Other Intangible Assets of $29,963,927 and a deferred tax asset of $73,361 related to accrued expenses.

Pursuant to an intercompany tax-sharing agreement with the Parent, the Company accrues state tax expense, which is also paid or received from the Parent as part of an intercompany tax-sharing agreement.

In compliance with relevant accounting guidance, the Company has identified no uncertain tax positions as of December 31, 2011. The earliest year open to examination is 2007.

5. Goodwill and Other Intangible Assets

The Company completed its annual evaluation of goodwill and other intangible assets as of September 30, 2011, and determined no impairment charge was required. Subsequent to September 30, 2011, no events have occurred or circumstances have changed that would reduce the fair value of goodwill and other intangible assets below its carrying value.

The following table summarizes other intangible assets as of December 31, 2011:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
SPDR ETF marketing rights	$ 18,000,000	$ 9,123,288	$ 8,876,712
Customer lists	5,850,000	1,316,250	4,533,750
Total	$ 23,850,000	$ 10,439,538	$ 13,410,462

6. Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Financial assets and liabilities carried at fair value on a recurring basis are categorized based upon a prescribed three-level valuation hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 – Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market. Examples of Level 1 financial instruments include active exchange-traded equity securities and certain U.S. government securities.

Level 2 – Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

(a) Quoted prices for similar assets or liabilities in active markets;

(b) Quoted prices for identical or similar assets or liabilities in non-active markets.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

6. Fair Value of Financial Instruments (continued)

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The inputs or methodology used to value an investment are not necessarily an indication of the risk associated with investing in those securities. The following table presents information about the Company's financial assets and liabilities carried at fair value in the Statement of Financial Condition as of December 31, 2011:

	Quoted Prices in Active Markets (Level 1)	Pricing Methods with Significant Observable Market Inputs (Level 2)	Pricing Methods with Significant Unobservable Market Inputs (Level 3)	Total Net Carrying Value in Statement of Financial Condition
Assets				
Cash equivalents	$ –	$ 130,836,011	$ –	$ 130,836,011
Cash equivalents segregated in compliance with federal regulations		171,537,997		171,537,997
Securities segregated in compliance with federal regulations	19,999,159			19,999,159
Securities owned, at fair value:				
Equity securities	2,592			2,592
Total assets carried at fair value	$ 20,001,751	$ 302,374,008	$ –	$ 322,375,759
Liabilities				
Securities sold, not yet purchased, at fair value:				
Equity securities	$ 481,167	$ –	$ –	$ 481,167
Total liabilities carried at fair value	$ 481,167	$ –	$ –	$ 481,167

There were no significant transfers of financial assets or liabilities between levels during the year ended December 31, 2011.

The fair value of highly liquid, short term assets, including cash, securities, receivables, payables, and accrued expenses approximates their carrying value given that they are short term in nature, bear interest at current market rates, or are subject to re-pricing, generally on a daily basis.

7. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2011, amounts receivable from and payable to broker-dealers and clearing organizations include:

Receivables:	
Securities pending settlement	$ 19,909,075
Marketing agent fees	9,542,192
Commissions and transaction fees	6,231,910
Cash collateral paid	2,593,362
Securities borrowed	1,240,246
Clearing organizations	21,124
Securities failed to deliver	129,230
Total receivables	$ 39,667,139
Payables	
Securities failed to receive	$ 837,621
Broker-dealers	4,524,091
Total payables	$ 5,361,712

All material fail to deliver and fail to receive transactions settled subsequent to December 31, 2011 without any adverse financial effect.

8. Receivable from and Payable to Customers

At December 31, 2011, amounts receivable from and payable to customers included amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Payable to customers include:

Payables:	
Futures trades pending settlement	$ 26,893,806
Trade clearance deposit	4,772,706
Commissions payable	4,555,010
Other trades pending settlement	2,919,318
Other customer payables	385,166
Total payables	$ 39,526,006

All material transactions settled subsequent to December 31, 2011 without any adverse financial effect.

9. Concentration Risk

The Company provides investment and related services to a diverse group of domestic customers, including institutional investors and broker-dealers. The Company's exposure to risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral are continually monitored, and counterparties are required to provide additional collateral as necessary.

10. Risk Management

Customer Activities and Credit Risk

In the normal course of business, the Company's activities involve the execution and the settlement of customer securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contracted obligation. Credit risk represents the maximum potential loss the Company faces due to the possible nonperformance by customers.

The Company's customer securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. In addition, the Company has entered into indemnification agreements with certain clearing organizations whereby the Company has agreed to compensate the clearing organizations for any damages or losses caused by a customer introduced by the Company. Customer trades pending at December 31, 2011 were settled without an adverse effect on the Company's Statement of Financial Condition.

10. Risk Management (continued)

Customer Activities and Credit Risk (continued)

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to manage its credit risk through a variety of reporting and control procedures, and by applying uniform credit standards maintained for all activities with credit risk. The Company's credit exposure related to futures commission merchant activity is mitigated as all transactions are cleared though an exchange, and are collateralized by both initial and daily margin requirements that are set by the exchange. Also, the Company performs a thorough credit review of each futures customer. The Company may require customers to post additional margin dependent on the credit review and the volatility of the contracts traded.

In the normal course of business, the Company obtains securities under security borrowing agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2011, the Company obtained securities with a fair value of $1,206,913 on such terms; $1,240,246 of cash was given to counterparties as collateral in these securities borrowed arrangements.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition, and diversification of positions held, as well as market volatility and liquidity. The Company manages market risk by setting, monitoring, and adhering to risk limits.

As described above, securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

10. Risk Management (continued)

Exchange Member Guarantees

The Company is a member of exchanges that trade and clear futures contracts. Associated with these memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement, and believes that any potential requirement to make payments under this agreement is remote.

Other Guarantees

The Company also executes and clears commodity futures transactions for the accounts of its customers. Certain transactions are introduced to other clearing brokers. As such, the Company guaranteed to respective clearing houses or other brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are traded. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant unsecured counterparty exposure. Risk arising from customer positions in OTC products is managed based on margin requirements equivalent to exchange margins. Margin is a deposit from the customer that reduces risk to the Company of failure by the customer to fulfill obligations under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed. As a result of market variations, the Company may satisfy margin requirements by liquidating certain customer positions. The Company also establishes credit limits for customers and monitors credit compliance daily. Management believes that the margin deposits held at December 31, 2011 were adequate to minimize the risk of material loss that could be created by positions held at that time.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its

10. Risk Management (continued)

Other Guarantees (continued)

contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2011.

11. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1) and the CFTC's Rule 1.17 (Rule 1.17), respectively. The Company has elected to use the alternative method of computing regulatory net capital requirements provided for in Rule 15c3-1. Under the alternative method permitted by this Rule, the Company must maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000, whichever is greater. The Company is also subject to a minimum net capital requirement of $1,000,000 under Rule 1.17.

At December 31, 2011, the Company's net capital was $436,933,731, which was $429,362,329 in excess of the minimum required net capital of $7,571,402 under Rule 1.17.

Under clearing arrangements with its clearing brokers, the Company is required to maintain certain minimum levels of net capital to comply with other financial ratio requirements. At December 31, 2011, the Company was in compliance with all such requirements.

In accordance with the requirements of the SEC's Customer Protection: Reserves and Custody of Securities under Rule 15c3-3, the Company has segregated U.S. Treasury bills with a fair value of $19,999,159 in a special reserve bank account for the exclusive benefit of customers, which was in excess of its required deposit by $13,602,627.

11. Regulatory Requirements (continued)

Cash and cash equivalents valued at $251,878,062 on December 31, 2011 were held in segregated accounts in accordance with CFTC regulations. After applying appropriate haircuts required by the applicable regulations, these amounts were $196,743,237 in excess of amounts required under CFTC segregation rules.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies.

12. Related Party Transactions

The Company enters into transactions in the ordinary course of business with the Parent and certain other affiliated entities, such as the Parent, which may include purchases of securities under agreements to resell, collateralized short-term financing, and deposits.

Cash and Cash Equivalents

Included in cash and cash equivalents in the Statement of Financial Condition is cash of $25,842,246, which is held on deposit at State Street, and cash equivalents of $237,170,361, which is invested in a money market mutual fund managed by an affiliate. $65,108,538 of the cash equivalents amount invested with an affiliate is segregated in compliance with federal regulations.

Funding Arrangements

The Company meets its short-term financing needs by entering into repurchase agreements with various financial institutions and its Parent. The Company has an uncommitted, secured line of credit with its Parent, which has a $1.5 billion limit. The line of credit has a stated termination date of June 30, 2012, with the option to renew. As of December 31, 2011, this facility had no outstanding balance.

12. Related Party Transactions (continued)

Subordinated Liabilities

Effective September 13, 2011, the Company extended a subordinated liability agreement with its Parent for $75,000,000, for a term of four years. On April 13, 2010, the Company entered into a second subordinated liability agreement with its Parent for an additional $50,000,000 for a term of three years. Each borrowing carries a rate of interest based on the three-month LIBOR rate, plus a spread. Given the floating rate nature of these liabilities, fair value approximates carrying value at December 31, 2011. These subordinated liabilities are covered by an agreement approved by FINRA, and are therefore available in computing net capital under Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2011, $133,486 of accrued interest on the subordinated liabilities was payable to the Parent and included in Payable to affiliates on the Statement of Financial Condition.

Distribution Fees

The Company is the distributor of the SPDR® ETFs, which are managed by State Street Global Advisors Funds Management, Inc. (SSgA FM), an affiliate of the Company. An agreement was entered into in April 2009, whereby SSgA FM has agreed to pay the Company for any and all distribution expenses incurred by the Company in connection with its distribution activities relating to SPDR® ETFs.

Futures Commission Merchant Activities

The Company engages in futures commission merchant activity in connection with transactions cleared on behalf of the Parent and affiliates, and earns commissions from this activity. At December 31, 2011, payables in the amount of $29,167,293 were recognized associated with this activity. In addition, the Company accepted collateral of $28,200,000 in the form of U.S. Treasury securities related to initial margin amounts paid to the Exchanges related to open futures contracts as of December 31, 2011.

12. Related Party Transactions (continued)

Expense Allocation

The Parent and its affiliates pay all costs related to Company personnel, including coverage under the Parent's benefit plans. The Parent and its affiliates also provide clearance, legal, accounting, audit, data processing, other administrative support, rent for the use of office space, and equipment to the Company pursuant to a service agreement between the Company and certain affiliates. Under the terms of the service agreement, the Company reimburses the Parent for all services provided. At December 31, 2011, $8,660,496 of such general and administrative costs were payable by the Company to the Parent, and included in Payable to affiliate on the Statement of Financial Condition. Additionally, $667,063 was payable to an affiliate related to commissions. Management believes that the allocation methods used for expenses under service agreements are reasonable and appropriate in the circumstances.

13. Subsequent Events

The Company is currently a member of the Chicago Mercantile Exchange (CME) for purposes of clearing exchange traded futures. To expand products the Company could clear with CME, on January 5, 2012 the Parent provided a guarantee to the CME on behalf of the Company to meet the CME clearing member requirements. Under the terms of the guarantee, the Parent guarantees to CME, in an amount up to one billion dollars, the due and punctual performance of all obligations to CME arising out of accounts cleared by the Company that are non-customer accounts, including proprietary accounts as defined by CFTC Regulation 1.3(y).

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